B2GOLD CORP.
Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2026
(Unaudited)

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31
(Expressed in thousands of United States dollars, except per share amounts)
(Unaudited)

	2026	2025

Gold revenue	$1,158,655	$532,107

Cost of sales
Production costs	(233,838)	(161,994)
Depreciation and depletion	(161,236)	(89,557)
Royalties and production taxes	(153,813)	(42,806)
Total cost of sales	(548,887)	(294,357)

Gross profit	609,768	237,750

General and administrative	(16,728)	(11,802)
Share-based payments	(8,530)	(5,869)
Foreign exchange (losses) gains	(10,199)	7,214
Share of net income of associates (Note 9)	4,901	754
Non-recoverable input taxes	(2,668)	(6,846)
Community relations	(1,281)	(999)
Write-down of mining interests	—	(5,118)
Other expense	(7,535)	(6,251)
Operating income	567,728	208,833

Losses on derivative instruments, net (Note 14)	(53,817)	(43,319)
Gain on dilution of associate (Note 9)	24,003	—
Change in fair value of gold stream (Note 15)	(18,806)	(30,552)
Interest and financing expense (Note 11 and 16)	(18,398)	(5,723)
Interest income	3,092	3,172
Other (expense) income	(1,829)	356
Income from operations before taxes	501,973	132,767

Current income tax, withholding and other taxes (Note 18)	(214,345)	(86,083)
Deferred income tax (expense) recovery (Note 18)	(82,078)	15,880
Net income for the period	$205,550	$62,564

Attributable to:
Shareholders of the Company	$199,937	$57,587
Non-controlling interests (Note 13)	5,613	4,977
Net income for the period	$205,550	$62,564

Earnings per share (attributable to shareholders of the Company) (Note 12)
Basic	$0.15	$0.04
Diluted	$0.14	$0.04

Weighted average number of common shares outstanding (in thousands) (Note 12)
Basic	1,340,776	1,318,390
Diluted	1,501,295	1,469,206
See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE THREE MONTHS ENDED MARCH 31
(Expressed in thousands of United States dollars)
(Unaudited)

	2026	2025

Net income for the period	$205,550	$62,564

Other comprehensive (loss) income
Items that will not be subsequently reclassified to net income:
(Loss) gain on long-term investments, net of deferred income tax (Note 7)	(51,214)	36,287
Other comprehensive (loss) income for the period	(51,214)	36,287
Total comprehensive income for the period	$154,336	$98,851

Other comprehensive (loss) income attributable to:
Shareholders of the Company	$(51,214)	$36,287
Non-controlling interests	—	—
	$(51,214)	$36,287

Total comprehensive income attributable to:
Shareholders of the Company	$148,723	$93,874
Non-controlling interests	5,613	4,977
	$154,336	$98,851

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31
(Expressed in thousands of United States dollars)
(Unaudited)

	2026	2025
Operating activities
Net income for the period	$205,550	$62,564
Mine restoration provisions settled	(712)	(493)
Non-cash charges, net (Note 19)	326,650	181,923
Delivery into prepaid sales (Note 16)	(145,295)	—
Changes in non-cash working capital (Note 19)	147,984	(14,840)
Changes in long-term inventory	920	(10,957)
Changes in long-term value added tax receivables	4,384	(39,409)
Cash provided by operating activities	539,481	178,788

Financing activities
Proceeds from convertible senior unsecured notes, net of financing costs (Note 11)	—	445,913
Revolving credit facility draw downs (Note 11)	25,000	—
Revolving credit facility repayments (Note 11)	(100,000)	(400,000)
Equipment loan facility draw downs (Note 11)	—	8,990
Equipment loan facility repayments (Note 11)	(2,318)	(4,402)
Interest and commitment fees paid	(8,744)	(3,494)
Cash proceeds from stock option exercises (Note 12)	26,953	2,231
Repurchase of common shares (Note 12)	(79,561)	—
Dividends paid (Note 12)	(26,308)	(25,552)
Principal payments on lease arrangements (Note 11)	(6,796)	(2,972)
Distributions to non-controlling interests (Note 13)	(11,530)	(8,182)
Realized loss on derivative instruments (Note 14)	(69,768)	—
Other	101	(4,267)
Cash (used) provided by financing activities	(252,971)	8,265

Investing activities
Capital expenditures on mining interests:
Fekola Mine	(47,085)	(64,003)
Goose Mine	(70,675)	(94,812)
Masbate Mine	(15,919)	(7,733)
Otjikoto Mine	(7,213)	(3,607)
Fekola Regional Properties	(15,922)	(3,169)
Gramalote Project	(9,177)	(6,793)
Other exploration (Note 19)	(11,690)	(5,596)
Redemption of short-term investments	2,286	—
Purchase of short-term investments	—	(6,072)
Funding of reclamation accounts	—	(1,421)
Purchase of long-term investments (Note 7)	—	(1,808)
Other	(642)	(62)
Cash used by investing activities	(176,037)	(195,076)

Increase (decrease) in cash and cash equivalents	110,473	(8,023)

Effect of exchange rate changes on cash and cash equivalents	(14,197)	1,175

Cash and cash equivalents prior to restatement for amendments to IFRS 9	380,424	—
Adjustment on adoption of IFRS 9 amendments on January 1, 2026 (Note 2)	2,694	—
Cash and cash equivalents, beginning of period	383,118	336,971
Cash and cash equivalents, end of period	$479,394	$330,123

Supplementary cash flow information (Note 19)
See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States dollars)
(Unaudited)

	As at March 31, 2026	As at December 31, 2025
Assets
Current
Cash and cash equivalents	$479,394	$380,424
Receivables, prepaids and other (Note 5)	82,942	58,293
Value-added and other tax receivables	43,901	63,732
Inventories (Note 6)	663,371	627,225
Assets classified held for sale (Note 8)	39,161	—
	1,308,769	1,129,674

Long-term investments (Note 7)	227,510	286,066
Value-added tax receivables	290,967	276,035
Mining interests (Note 8)	3,745,818	3,760,337
Investments in associates (Note 9)	127,567	98,183
Long-term inventories (Note 6)	140,637	177,595
Other assets (Note 10)	76,646	74,986
Deferred income taxes	46,716	76,440
	$5,964,630	$5,879,316
Liabilities
Current
Accounts payable and accrued liabilities	$184,375	$174,802
Current income and other taxes payable	429,187	267,073
Current portion of prepaid gold sales (Note 16)	144,277	285,458
Current portion of long-term debt (Note 11)	28,752	33,870
Current portion of derivative instruments (Note 14)	241,723	237,308
Current portion of gold stream obligation (Note 15)	28,800	24,500
Current portion of mine restoration provisions	17,447	18,114
Other current liabilities	23,686	20,131
	1,098,247	1,061,256

Long-term debt (Note 11)	491,135	564,440
Gold stream obligation (Note 15)	267,500	258,231
Mine restoration provisions	149,478	151,293
Deferred income taxes	195,532	151,343
Employee benefits obligation	24,707	25,103
Other long-term liabilities	24,560	26,134
	2,251,159	2,237,800
Equity
Shareholders’ equity
Share capital (Note 12)	3,603,172	3,607,005
Contributed surplus	146,945	151,218
Accumulated other comprehensive income	4,741	55,955
Retained deficit	(83,938)	(220,613)
	3,670,920	3,593,565
Non-controlling interests (Note 13)	42,551	47,951
	3,713,471	3,641,516
	$5,964,630	$5,879,316

Commitments (Note 21)

Approved by the Board	"Clive T. Johnson"	Director	"Mary-Lynn Oke"	Director
See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE THREE MONTHS ENDED MARCH 31
(Expressed in thousands of United States dollars)
(Unaudited)

	2026
	Shares (‘000’s)	Share capital	Contributed surplus	Accumulated other comprehensive income	Retained deficit	Non- controlling interests	Total equity

Balance at December 31, 2025	1,340,622	$3,607,005	$151,218	$55,955	$(220,613)	$47,951	$3,641,516

Net income for the period	—	—	—	—	199,937	5,613	205,550
Dividends (Note 12)	115	557	147	—	(27,054)	—	(26,350)
Loss on investments, net of deferred income tax (Note 7)	—	—	—	(51,214)	—	—	(51,214)
Shares issued on exercise of stock options	7,676	26,953	—	—	—	—	26,953
Shares issued on vesting of RSUs	1,508	4,205	(4,205)	—	—	—	—
Share purchased and cancelled under Normal Course Issuer Bid (Note 12)	(16,113)	(43,353)	—	—	(36,208)	—	(79,561)
Transactions with non-controlling interests (Note 13)	—	—	—	—	—	(11,013)	(11,013)
Share-based payments	—	—	7,590	—	—	—	7,590
Transfer to share capital on exercise of stock options	—	7,805	(7,805)	—	—	—	—
Balance at March 31, 2026	1,333,808	$3,603,172	$146,945	$4,741	$(83,938)	$42,551	$3,713,471

	2025
	Shares (‘000’s)	Share capital	Contributed surplus	Accumulated other comprehensive loss	Retained (deficit) earnings	Non- controlling interests	Total equity

Balance at December 31, 2024	1,318,041	$3,510,271	$91,184	$(102,771)	$(515,619)	$52,632	$3,035,697

Net income for the period	—	—	—	—	57,587	4,977	62,564
Dividends (Note 12)	246	766	228	—	(26,606)	—	(25,612)
Portion of convertible senior unsecured notes allocated to equity, net of deferred income tax (Note 11)	—	—	67,437	—	—	—	67,437
Gain on investments, net of deferred income tax	—	—	—	36,287	—	—	36,287
Shares issued on exercise of stock options	983	2,231	—	—	—	—	2,231
Shares issued on vesting of RSUs	842	2,327	(2,327)	—	—	—	—
Transactions with non-controlling interests	—	—	—	—	—	(8,005)	(8,005)
Share-based payments	—	—	4,178	—	—	—	4,178
Transfer to share capital on exercise of stock options	—	1,048	(1,048)	—	—	—	—

Balance at March 31, 2025	1,320,112	$3,516,643	$159,652	$(66,484)	$(484,638)	$49,604	$3,174,777

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2026
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

1 Nature of operations

B2Gold Corp. (“B2Gold” or the “Company”) is a Vancouver-based gold producer with four operating mines: the Fekola Mine in Mali, the Goose Mine in Canada, the Masbate Mine in the Philippines and the Otjikoto Mine in Namibia. The Company also owns the Gramalote Project in Colombia. The Company holds an approximately 29% interest in Versamet Royalties Corporation ("Versamet") and a portfolio of evaluation and exploration assets in a number of countries including Mali, Canada and Kazakhstan.

B2Gold is a public company which is listed on the Toronto Stock Exchange under the symbol “BTO”, the NYSE American LLC under the symbol “BTG” and the Namibian Stock Exchange under the symbol “B2G”. B2Gold’s head office is located at Suite 3400, Park Place, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8.

2 Basis of preparation

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting ("IAS 34"), as issued by the International Accounting Standards Board ("IASB"). These condensed interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2025, which have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board ("IFRS").

These condensed interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements of the Company except as noted below.

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors ("Board") on May 6, 2026.

3 Recent accounting pronouncements

New accounting standards adopted

Amendments to IFRS 9, Financial instruments, and IFRS 7, Financial instruments: Disclosures

In May 2024, the IASB issued amendments to update the classification and measurement requirements in IFRS 9 and related disclosure requirements in IFRS 7 as follows:
•Clarified the recognition and derecognition date of certain financial assets and liabilities and amended the requirements related to settling financial liabilities using an electronic payment system. For a financial liability settled in cash using an electronic payment system, the amendments permit an entity to deem the financial liability to be discharged before the settlement date provided certain criteria are met.
•Clarified how to assess the contractual cash flow characteristics of financial assets in determining whether they meet the solely payments of principal and interest criteria.
•New disclosures for certain instruments with contractual terms that can change cash flows (including instruments with features linked to environmental, social and corporate governance targets).
•Additional disclosure requirements for financial instruments with contingent features that do not relate directly to basic lending risks and costs.
•Amended disclosures relating to equity instruments designated at fair value through other comprehensive income.

The Company adopted the Amendments effective January 1, 2026. The Company decided to apply the accounting policy choice permitted by the Amendments to determine the settlement date for electronic payments based on the date preceding actual settlement.

As a result of the adoption of the Amendments, the Company adopted changes to its accounting policy around derecognition of financial liabilities. The Company generally derecognizes financial liabilities on the settlement date, which is the date on which the liability is extinguished, because the Company’s obligations are discharged, cancelled or have expired. However, when the Company is using an electronic payment system, a financial liability is derecognized when the payment instructions are issued if the following conditions are met:
•Once the Company initiated a payment instruction, it has no practical ability to withdraw, stop or cancel the payment and no practical ability to access the cash that will be used for settlement.
•The settlement risk associated with the electronic payment system is insignificant.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2026
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

The Amendments have been applied prospectively with no restatement of comparative information, in accordance with transition requirements on initial application of IFRS 9. The adjustment resulted in $3 million increase to the Cash and cash equivalents as at January 1, 2026, in the Condensed Interim Statement of Cash Flows.

Pronouncements issued but not yet effective

IFRS 18, Presentation and disclosure in financial statements

In April 2024, the IASB issued IFRS 18, Presentation and disclosure in financial statements ("IFRS 18"), which replaces IAS 1, Presentation of financial statements. IFRS 18 introduces an updated structure for the income statement by requiring income and expenses to be presented in three defined categories (operating, investing and financing), and by specifying certain defined totals and subtotals. Where company-specific measures related to income statement disclosure are provided, management-defined performance measures ("MPMs"), such as certain non-GAAP measures, IFRS 18 requires additional disclosure around those management-defined performance measures in the notes to the financial statements. IFRS 18 provides additional guidance on principles of aggregation and disaggregation which apply to the primary financial statements and the notes to the financial statements. IFRS 18 does not affect the recognition and measurement of items in the financial statements, nor does it affect which items are classified as other comprehensive income and how these items are classified. The standard is effective for reporting periods beginning on or after January 1, 2027, including for interim financial statements. Retrospective application is required and early adoption is permitted.

The Company is still continuing to assess and quantify the effect of IFRS 18 on our consolidated financial statements. The standard is expected to result in changes to the presentation of the consolidated statements of operations, by requiring all income and expenses to be classified into the three main categories of operating, investing and financing. Specifically, we anticipate changes to the presentation of certain income and expense items, for example, that foreign exchange gains and losses will be classified in the same category as the items that gave rise to the exchange difference, rather than being combined into one line. The cash flow statement will begin with the new IFRS 18-specified subtotal of operating profit. The Company will also have enhanced note disclosures on any identified MPMs. The Company expects to apply IFRS 18 on its effective date, with full retrospective application including restated comparative information.

4 Significant accounting judgements and estimates

The preparation of these financial statements in conformity with IAS 34 requires judgements and estimates that affect the amounts reported. Those judgements and estimates concerning the future may differ from actual results. The following are the areas of accounting policy judgement and accounting estimates applied by management that most significantly affect the Company’s financial statements, including those areas of estimation uncertainty that could result in a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Areas of judgement

Assessment of impairment and reversal of impairment indicators for long-lived assets

The Company applies significant judgement in assessing whether there are indicators of impairment, or the reversal of previously recorded impairment, present that give rise to the requirement to conduct an impairment test. Internal and external factors such as significant changes in the use of the asset, legal and permitting factors, future gold prices, operating and capital cost forecasts, quantities of mineral reserves and resources, and movements in market interest rates are used by the Company in determining whether there are any indicators of impairment or reversal of impairment.

Uncertain tax positions

The Company’s operations involve the application of complex tax regulations in multiple international jurisdictions. Determining the tax treatment of a transaction requires the Company to apply judgement in its interpretation of the applicable tax law. These positions are not final until accepted by the relevant tax authority. The tax treatment may change based on the result of assessments or audits by the tax authorities often years after the initial filing.

The Company recognizes and records potential liabilities for uncertain tax positions based on its assessment of the amount, or range of amounts of tax that will be due. The Company adjusts these accruals as new information becomes available. Due to the complexity and uncertainty associated with certain tax treatments, the ultimate resolution could result in a payment that is materially different from the Company’s current estimate of the tax liabilities.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2026
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Sources of estimation uncertainty

Fair value of financial instruments

The fair value of financial instruments that are not traded in an active market are determined using valuation techniques. In determining the fair value of the Company's gold collars and gold stream obligation (Notes 14, 15 and 17), the Company makes significant assumptions that are based on the underlying models and the market conditions existing at both initial recognition and the end of each reporting period.

Mineral reserve and resource estimates

Mineral reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its mineral reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological judgements to interpret the data. The estimation of recoverable reserves and mineral resources is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, metallurgical recoveries, permitting and production costs along with geological assumptions and judgements made in estimating the size, and grade of the ore body. Changes in the reserve or resource estimates may impact the carrying value of mining interests, mine restoration provisions, the gold stream obligation, recognition of deferred tax assets, depreciation and amortization charges and royalties obligation.

Impairment of long-lived assets

Long-lived assets are tested for impairment, or reversal of a previous impairment, if there is an indicator of impairment or a subsequent reversal. Calculating the estimated recoverable amount of cash-generating units for long-lived asset requires management to make estimates and assumptions that include such factors as mineable mineralization including reserves and resources, future production levels, operating and capital costs, application of royalty, income tax and mining tax rates, future metal prices and discount rates. Changes in any of these assumptions or estimates used in determining the recoverable amount could impact the analysis. Such changes could be material.

Value-added tax receivables

The Company incurs indirect taxes, including value-added tax, on purchases of goods and services at its operating mines and development project. Indirect tax balances are recorded at their estimated recoverable amounts within current or long-term assets, net of provisions, and reflect the Company’s best estimate of their recoverability under existing tax rules in the respective jurisdictions in which they arise. Management’s assessment of recoverability considers the probable outcomes and expected timing of claimed deductions and/or disputes. The provisions and balance sheet classifications made to date may be subject to change and such change may be material.

Long-term value-added tax receivables as at March 31, 2026 included amounts for the Fekola Mine of $257 million (December 31, 2025 - $244 million), for the Masbate Mine of $11 million (December 31, 2025 – $11 million), and for the Gramalote Project of $23 million (December 31, 2025 - $22 million).

Current and deferred income taxes

The Company is periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in the financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period that the changes occur.

Each period, the Company evaluates the likelihood of whether some portion or all of each deferred tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income and the associated repatriation of retained earnings, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, metal prices, production costs, quantities of proven and probable gold reserves, interest rates and foreign currency exchange rates. The availability of retained earnings for distribution depends on future levels of taxable income as well as future reclamation expenditures, capital expenditures, dividends and other uses of available cash flow.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2026
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

5 Receivables, prepaids and other

	March 31, 2026	December 31, 2025
	$	$

Prepaid expenses	18,762	13,251
Current portion of derivative instruments	17,453	—
Supplier advances	21,107	10,097
Prepaid royalties	6,635	13,482
Short-term investments	2,665	4,868
Other receivables	16,320	16,595
	82,942	58,293

6 Inventories

The current inventories balance is made up as follows:

	March 31, 2026	December 31, 2025
	$	$

Gold and silver bullion	88,249	67,438
In-process inventory	21,712	45,820
Ore stock-pile inventory	77,067	79,119
Materials and supplies	476,343	434,848
	663,371	627,225

The long-term inventories balance is made up as follows:

	March 31, 2026	December 31, 2025
	$	$

Ore stock-pile inventory	69,452	77,292
Materials and supplies	71,185	100,303
	140,637	177,595

Current ore stock-pile inventory as at March 31, 2026 includes amounts for the Goose Mine of $28 million (December 31, 2025 - $42 million), for the Fekola Mine of $20 million (December 31, 2025 - $20 million), for the Otjikoto Mine of $15 million (December 31, 2025 – $4 million) and for the Masbate Mine of $14 million (December 31, 2025 - $13 million).

Long-term stock-pile inventory as at March 31, 2026 includes amounts for the Otjikoto Mine of $50 million (December 31, 2025 – $58 million), for the Masbate Mine of $10 million (December 31, 2025 - $10 million), and for the Fekola Mine of $9 million (December 31, 2025 - $9 million).

Long-term supplies inventory are supplies for the Goose Mine that are expected to be consumed beyond the next twelve months.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2026
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

7 Long-term investments

	March 31, 2026			December 31, 2025
	Cost $	AOCI $	Fair Value $	Cost $	AOCI $	Fair Value $

Snowline Gold Corp.	47,303	121,541	168,844	47,303	167,569	214,872
Prospector Metals Corp.	13,672	11,211	24,883	13,672	12,944	26,616
Founders Metals Inc	13,256	4,835	18,091	13,256	6,388	19,644
St. Augustine Gold & Copper Ltd.	20,133	(7,962)	12,171	20,193	2,166	22,359
AuMEGA Metals Ltd.	3,839	(1,807)	2,032	3,839	(1,810)	2,029
Other	15,021	(13,532)	1,489	14,298	(13,752)	546
	113,224	114,286	227,510	112,561	173,505	286,066

Subsequent to March 31, 2026, the Company disposed of 6 million shares in Founders Metals Inc. at an average price of Cdn. $4.15 per share for total proceeds of $18 million.

Subsequent to March 31, 2026, the Company purchased 66 million shares in AuMEGA Metals Ltd. at an average cost of Cdn. $0.04 per share for a total cost of $2 million.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2026
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

8 Mining interests

	Mineral properties	Buildings, plant & equipment	Construction-in-progress	Exploration & evaluation assets	Total
	$	$	$	$	$
Cost
Balance at December 31, 2024	3,352,643	2,087,742	1,263,835	662,309	7,366,529
Additions	223,411	189,927	446,558	47,209	907,105
Capitalized interest	—	—	54,989	—	54,989
Disposals	(350,469)	(92,072)	—	—	(442,541)
Write-downs	—	—	—	(5,118)	(5,118)
Transfers	315,323	1,440,460	(1,755,783)	—	—
Change in mine restoration provision estimates	17,788	—	—	543	18,331

Balance at December 31, 2025	3,558,696	3,626,057	9,599	704,943	7,899,295
Additions	105,868	60,016	4,347	13,099	183,330
Capitalized interest	—	—	14	—	14
Disposals	(123)	(20,871)	—	—	(20,994)
Reclassified to asset held for sale	—	—	—	(38,594)	(38,594)
Change in mine restoration provision estimates	(3,435)	—	—	—	(3,435)

Balance at March 31, 2026	3,661,006	3,665,202	13,960	679,448	8,019,616

Accumulated depreciation, depletion, amortization and impairment
Balance at December 31, 2024	(2,452,176)	(1,288,051)	—	(334,867)	(4,075,094)
Depreciation and depletion	(264,064)	(234,096)	—	—	(498,160)
Disposals	350,469	83,827	—	—	434,296

Balance at December 31, 2025	(2,365,771)	(1,438,320)	—	(334,867)	(4,138,958)
Depreciation and depletion	(92,498)	(57,896)	—	—	(150,394)
Disposals	123	15,431	—	—	15,554

Balance at March 31, 2026	(2,458,146)	(1,480,785)	—	(334,867)	(4,273,798)

Net book value at December 31, 2025	1,192,925	2,187,737	9,599	370,076	3,760,337

Net book value at March 31, 2026	1,202,860	2,184,417	13,960	344,581	3,745,818

Finland Properties

During the three months ended March 31, 2026, the Company entered into a process to sell its 70% interest in Fingold Ventures Ltd., which holds several claims in Northern Finland ("Finland Properties"). As this process was expected to conclude within 12 months, the Company classified the Finland Properties as held for sale in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, on the Condensed Interim Consolidated Balance Sheet at March 31, 2026. Subsequent to March 31, 2026, on April 23, 2026, the Company announced it had closed the sale of its interest in the Finland Properties, to Agnico Eagle Mines Limited, in exchange for cash proceeds of $325 million. As the sales proceeds exceed the net book value of the Finland Properties at March 31, 2026 of $39 million, the Company has determined that the net book value of the Finland Properties is fully recoverable and no impairment has been recorded in connection with the reclassification.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2026
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

9 Investment in associates

	Versamet	Other	Total
	$	$	$

Balance at December 31, 2024	87,067	4,350	91,417
Share of net income (loss)	2,566	(3,321)	(755)
Interests acquired	—	7,521	7,521

Balance at December 31, 2025	89,633	8,550	98,183
Share of net income	4,901	—	4,901
Gain on dilution	24,003	—	24,003
Interests acquired	—	480	480

Balance at March 31, 2026	118,537	9,030	127,567

Versamet

On February 9, 2026, the Company's associate Versamet completed both a bought deal financing and a private placement. As a result of the Versamet shares issued, the Company's interest in Versamet was diluted from 33% to 29%, resulting in a gain on dilution of $24 million recorded in the Condensed Interim Consolidated Statement of Operations for the period ended March 31, 2026.

10 Other assets

	March 31, 2026	December 31, 2025
	$	$

Reclamation deposits	67,989	68,808
Restricted cash	5,955	6,109
Other	2,702	69
	76,646	74,986

As at March 31, 2026, reclamation deposits include amounts for the Fekola Mine of $27 million (December 31, 2025 - $27 million), for the Otjikoto Mine of $23 million (December 31, 2025 – $23 million), for the Goose Mine of $14 million (December 31, 2025 - $14 million) and for the Masbate Mine of $4 million (December 31, 2025 - $5 million).

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2026
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

11 Long-term debt

	Convertible senior unsecured notes	Revolving credit facility	Equipment loans	Lease liabilities	Total
	$	$	$	$	$

Balance at December 31, 2025	375,295	143,787	27,018	52,210	598,310
Drawdowns	—	25,000	—	—	25,000
Debt repayments	—	(100,000)	(2,318)	(6,796)	(109,114)
Interest payment	(6,325)	—	—	—	(6,325)
Lease liabilities incurred	—	—	—	4,101	4,101
Lease liabilities modified or derecognized	—	—	—	(889)	(889)
Foreign exchange gains	—	—	(479)	(340)	(819)
Non-cash interest and financing expense	7,853	517	—	1,253	9,623
Balance at March 31, 2026	376,823	69,304	24,221	49,539	519,887

Current portion	(2,108)	—	(8,002)	(18,642)	(28,752)
	374,715	69,304	16,219	30,897	491,135

Convertible senior unsecured notes

On January 28, 2025, the Company issued convertible senior unsecured notes (“the Notes”) with an aggregate principal amount of $460 million. The Notes mature on February 1, 2030. The Notes are the Company's senior unsecured obligations and rank equally with all existing and future senior unsecured indebtedness. The Notes are effectively unsecured to all of the Company's existing and future secured indebtedness, including trade payables, to the extent of the value of the collateral securing such indebtedness. During the three months ended March 31, 2026, the Company recognized interest charges of $8 million related to the Notes, net of $0 million capitalized to the construction of qualifying assets in the Condensed Interim Consolidated Statement of Operations (2025 - $0 million, net of $5 million capitalized to the construction of qualifying assets during the period).

Revolving credit facility

The Company has an $800 million revolving credit facility ("RCF") with a syndicate of international banks. The RCF allows for an accordion feature whereby upon receipt of additional binding commitments, the facility may be further increased to $1 billion any time prior to the maturity date of December 17, 2028. During the three months ended March 31, 2026, the Company repaid $100 million and drew down $25 million on the on the RCF. As at March 31, 2026, the Company had available undrawn capacity of $725 million. The Company has provided security on the RCF in the form of a general security interest over the Company’s assets and pledges creating a charge over the shares of certain of the Company’s direct and indirect subsidiaries. In connection with the RCF, the Company must also maintain an interest coverage ratio greater than or equal to 3:1 for any fiscal quarter and a leverage ratio of less than 3.5:1 for any fiscal quarter. As at March 31, 2026, the Company was in compliance with these debt covenants. During the three months ended March 31, 2026, the Company recognized interest charges of $2 million related to the RCF, net of $0 million capitalized to the construction of qualifying assets in the Condensed Interim Consolidated Statement of Operations (2025 - $1 million, net of $2 million capitalized to the construction of qualifying assets during the period). Subsequent to March 31, 2026, on April 24, 2026, the Company repaid the full outstanding $75 million balance on the RCF.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2026
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Fekola equipment loan facilities

During the three months ended March 31, 2026, the Company's subsidiary, Fekola SA, extended the availability of the third term equipment facility with Caterpillar Financial Services Corporation to December 31, 2026. The aggregate principal amount of the facility is up to the Euro equivalent of $35 million. As at March 31, 2026, $29 million has been drawn down under the third equipment facility.

Lease liabilities

During the three months ended March 31, 2026, the Company entered into a contract for underground development and mining work at the at the Otjikoto Mine that resulted in the recognition of $4 million of right-of-use assets and $4 million of lease liabilities. The valuation of the lease was based on a 2-year term.

12 Share capital

The Company’s authorized share capital consists of an unlimited number of common shares and an unlimited number of preferred shares. As at March 31, 2026, the Company had 1,333,807,572 common shares outstanding (December 31, 2025 - 1,340,621,856 shares). No preferred shares were outstanding.

During the three months ended March 31, 2026, the Company paid a quarterly dividend of $0.02 per share each, totaling $27 million (2025 - $27 million). Of this amount, $1 million (2025 - $1 million) was satisfied by the issuance of 0.1 million shares (2025 - 0.2 million shares) under the Company's Dividend Re-investment Plan.

For the three months ended March 31, 2026, the Company issued 8 million common shares for proceeds of $27 million upon exercise of stock options.

In April 2025, the Company received approval from the TSX to implement a Normal Course Issuer Bid ("NCIB") pursuant to which the Company may purchase up to a maximum of 5% of its issued and outstanding common shares during the period commencing April 3, 2025 and ending April 2, 2026.The Company was allowed to repurchase its common shares, through the facilities of the TSX, the NYSE American and other designated exchanges or alternative trading systems or by such other means as may be permitted by applicable Canadian and U.S. securities laws. The Company repurchased and cancelled 16 million common shares for $80 million during the three months ended March 31, 2026. The book value of the cancelled common shares was $43 million and was recorded as a reduction to share capital.

Subsequent to March 31, 2026, the Company successfully renewed its NCIB, pursuant to which the Company may purchase up to a maximum of 10% of its issued and outstanding common shares during the period commencing April 3, 2026 and ending April 2, 2027. Subsequent to March 31, 2026, the Company repurchased and cancelled an additional 4 million common shares for $18 million.

Subsequent to March 31, 2026, on May 6, 2026, the Company approved a second quarter dividend of $0.02 payable on June 23, 2026.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2026
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Earnings per share

The following is the calculation of basic and diluted earnings per share:

	For the three months ended March 31, 2026	For the three months ended March 31, 2025

Net income (attributable to shareholders of the Company)	$199,937	$57,587
Interest and financing expense on convertible senior unsecured notes	$7,841	$468
Diluted net income (attributable to shareholders of the Company) used in calculating diluted earnings per share	$207,778	$58,055

Basic weighted average number of common shares outstanding (in thousands)	1,340,776	1,318,390

Effect of dilutive securities:
Convertible senior unsecured notes	144,996	144,996
Performance share units	4,324	3,472
Restricted share units	2,323	1,431
Stock options	8,876	917
Diluted weighted average number of common shares outstanding (in thousands)	1,501,295	1,469,206

Earnings per share (attributable to shareholders of the Company)
Basic	$0.15	$0.04
Diluted	$0.14	$0.04

13 Non-controlling interests

The following is a continuity schedule of the Company's non-controlling interests:

	Masbate	Otjikoto	Finland	Total
	$	$	$	$

Balance at December 31, 2025	23,964	17,779	6,208	47,951
Share of net (loss) income	(1,119)	6,796	(64)	5,613
Distributions to non-controlling interest	(3,600)	(7,930)	—	(11,530)
Participating funding from non-controlling interest	—	—	517	517
Balance at March 31, 2026	19,245	16,645	6,661	42,551

14 Derivative financial instruments

Fuel derivatives

The following is a summary, by maturity dates, of the Company’s fuel derivatives contracts outstanding as at March 31, 2026. The Company's fuel derivative instruments were not designated as hedges and are being recorded at fair value through profit and loss ("FVTPL").

For the three months ended March 31, 2026, the Company recorded an unrealized fuel derivative gain of $24 million (2025 – $0 million) and a realized fuel derivative loss of $1 million (2025 - gain of $1 million) was recorded as part of Losses on derivative instruments in the Condensed Interim Consolidated Statement of Operations.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2026
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

The following is a summary, by maturity dates, of the Company’s fuel derivative contracts outstanding as at March 31, 2026:

	2026	2027	Total
Forward – fuel oil:
Litres (thousands)	25,598	14,483	40,081
Average strike price	$0.40	$0.37	$0.39

Forward – gas oil:
Litres (thousands)	33,670	21,003	54,673
Average strike price	$0.52	$0.52	$0.52

The unrealized fair value of these contracts at March 31, 2026, was $20 million (December 31, 2025 - $(4) million).

Gold derivatives

During the year ended December 31, 2024, as a requirement of the RCF (Note 11), the Company entered into a series of 1:1 zero-cost put/call gold collar contracts with settlement between February 2025 and January 2027. These derivative instruments were not designated as hedges by the Company and are recorded at FVTPL.

For the three months ended March 31, 2026, the Company recorded an unrealized loss of $8 million (2025 - $52 million) on the Company's gold collar contracts and a realized loss of $70 million (2025 - $0 million) as recorded as part of Losses on derivative instruments in the Condensed Interim Consolidated Statement of Operations.

The following is a summary, by maturity dates, of the Company’s gold derivative contracts outstanding as at March 31, 2026:

	2026	2027	Total

Ounces	149,732	16,637	166,369
Average floor price	$2,450	$2,450	$2,450
Average ceiling price	$3,294	$3,294	$3,294

The unrealized fair value of these contracts at March 31, 2026, was $(242) million (December 31, 2025 - $(234) million).

15 Gold stream obligation

The Company's gold stream obligation requires the delivery from production at the Company's Goose Mine as follows:
•2.7805% of gold production up to delivery of 87,100 ounces;
•1.4405% of gold production up to an aggregate of 134,000 ounces; and
•1.005% of gold production thereafter.

The gold stream obligation was determined to be a derivative liability under IFRS 9 Financial instruments, and has been classified as FVTPL. As a result, it has been recorded at its fair value on the Condensed Interim Consolidated Balance Sheet with changes in the fair value being recorded in the Condensed Interim Consolidated Statement of Operations. The fair value of the gold stream was determined to be level 3 in the fair value hierarchy (Note 17). The Company has guaranteed the gold stream obligation.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2026
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

During the three months ended March 31, 2026, the Company delivered 1,339 ounces (2024 - 0 ounces) into the gold stream obligation. The Company receives purchase price for each ounce of refined gold metal equal to 18% of the spot gold price. The difference between the spot gold price and such purchase price being payable is deducted against the upfront funding until it has been reduced to nil.

The following is a summary of the changes in the gold stream obligation:

$

Outstanding at December 31, 2025	282,731
Change in fair value	18,806
Gold delivered	(5,237)
Outstanding at March 31, 2026	296,300
Less current portion	(28,800)
267,500

16 Prepaid gold sales

On January 23, 2024, the Company entered into a series of prepaid gold sales with a number of its RCF syndicate banks. Under the terms of the prepaid gold sales, the Company received an upfront payment of $500 million, based on gold forward curve prices averaging approximately $2,191 per ounce, in exchange for equal monthly deliveries of gold from July 2025 to June 2026 totaling 264,768 ounces. Gold deliveries can be from production from any of the Company’s operating mines and the prepaid gold sales can be settled prior to maturity through accelerated delivery of the remaining deliverable gold ounces.

During the three months ended March 31, 2026, the Company delivered 66,192 ounces into contracts valued at $145 million. As the Company physically delivered ounces into the contracts, the portion of the Prepaid Sales relating to the delivered ounces was recognized as gold revenue in the Interim Condensed Consolidated Statement of Operations at the time of delivery based on the contract price.

The following is a summary of the changes in the prepaid gold sales obligation:

$

Outstanding at December 31, 2025	285,458
Gold deliveries	(145,295)
Accretion	4,114
Outstanding at March 31, 2026	144,277

During the three months ended March 31, 2026, the Company recognized interest charges of $4 million net of $0 million capitalized to the construction of qualifying assets, relating to the financing component contained in the prepaid gold sales, in the Condensed Interim Consolidated Statement of Operations for the three months ended March 31, 2026 (2025 - $0 million net of $10 million capitalized to the construction of qualifying assets during the period).

17 Financial instruments

The Company’s financial assets and liabilities are classified based on the lowest level of input significant to the fair value measurement based on the fair value hierarchy:

Level 1 – quoted prices in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2026
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

As at March 31, 2026, the Company’s financial assets and liabilities that are measured at fair value are categorized as follows:

	As at March 31, 2026			As at December 31, 2025
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
	$	$	$	$	$	$

Long-term investments (Note 7)	227,510	—	—	286,066	—	—
Short-term investments (Note 5)	2,665	—	—	4,868	—	—
Gold derivative contracts (Note 14)	—	(241,723)	—	—	(233,821)	—
Fuel derivative contracts (Note 14)	—	20,027	—	—	(4,415)	—
Gold stream obligation (Note 15)	—	—	(296,300)	—	—	(282,731)

The Company’s long-term investments consist of shares of publicly traded mining companies. The fair values of these were determined using market quotes from an active market for each investment.

The fair values of the Company's fuel and gold derivative contracts were determined using prevailing market rates for instruments with similar characteristics.

The fair value of the gold stream was calculated based on an income approach and a discounted cash flow model. The calculated fair value includes inputs that are based on observable market data, including forward gold price curves and credit adjusted risk-free rates. The fair value also includes inputs that are not based on observable market data, including the timing of future gold deliveries. The valuation has been prepared by an independent valuations specialist with direct oversight from the Company. Forward gold price estimates ranged from $4,681 to $6,054 per ounce. A $100 per ounce change in the gold forward price would have approximately a $6 million impact on the fair value of the gold stream obligation. A 50 basis point change in the discount rate would also have an approximately $8 million impact on the fair value of the gold stream obligation.

The fair value of the Notes, based on quoted market prices, is $744 million. The carrying amount of the Notes represents the liability component recorded at amortized costs (Note 11), while the fair value represents both the liability and equity components. The fair value of the Notes is categorized as level 1 in the fair value hierarchy outlined in IFRS 13 Fair value measurement. The fair value of the Company's other long-term debt approximates its carrying value as it has a floating interest rate and the Company's credit spread has remained approximately consistent. The fair value of the Company's other financial instruments approximates their carrying value due to their short-term nature.

Credit risk

The Company’s maximum exposure to credit risk is the book value of cash and cash equivalents, accounts receivable, loans receivable and the carrying value of its derivative portfolio. The Company limits its credit exposure on cash and cash equivalents by holding its deposits mainly with high credit quality financial institutions as determined by credit rating agencies. The Company maintains its excess cash balances in short-term investments accounts. The Company does not maintain insurance for its cash balances.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2026
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

18 Income and other taxes

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings from operations before taxes. These differences result from the following items:

	For the three months ended March 31, 2026	For the three months ended March 31, 2025
	$	$

Income from operations before taxes	501,973	132,767
Canadian federal and provincial income tax rates	27.00%	27.00%
Income tax expense at statutory rates	135,533	35,847

Increase (decrease) attributable to:
Change in losses and tax bases for which no tax benefit has been recorded	73,930	13,022
Effects of different foreign statutory tax rates	58,193	17,121
Future withholding tax	47,000	19,600
Use of losses and temporary differences not previously recognised	(23,055)	—
Benefit of optional tax incentives	(15,946)	(6,722)
Change due to foreign exchange	11,007	(17,758)
Royalty and windfall profit taxes	4,825	—
Change in non-taxable portion of gains	(4,640)	—
Withholding and other taxes	4,418	4,100
Non-deductible expenditures	4,188	5,808
Amounts under (over) provided in prior years	930	(815)
Change in accrual for tax audits	40	—
Income tax expense	296,423	70,203

Current income tax, withholding and other taxes	214,345	86,083
Deferred income tax expense (recovery)	82,078	(15,880)
Income tax expense	296,423	70,203

Included in current income tax expense for the three months ended March 31, 2026, was an expense of $51 million (2025 - $13 million), related to the State of Mali's 20% priority dividend on its free carried interest in the Fekola Mine. This priority dividend is accounted for as an income tax in accordance with IAS 12, Income Taxes.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2026
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

19 Supplementary cash flow information

Supplementary disclosure of cash flow information is provided in the tables below:

Non-cash charges (credits):

	For the three months ended March 31, 2026	For the three months ended March 31, 2025
	$	$

Depreciation and depletion	161,236	89,557
Deferred income tax expense (recovery) (Note 18)	82,078	(15,880)
Add back of realized loss on derivative instruments	69,768	—
Gain on dilution of associate (Note 9)	(24,003)	—
Change in fair value of gold stream (Note 15)	18,806	30,552
Non-cash interest and financing expense	18,398	5,723
Unrealized (gains) losses on derivative instruments	(16,540)	50,875
Share-based payments	8,530	5,869
Share of net income of associates (Note 9)	(4,901)	(754)
Loss on sale of fixed assets	2,141	—
Non-recoverable input taxes	1,319	6,846
Write-down of mining interests (Note 8)	—	5,118
Other	9,818	4,017
	326,650	181,923

Changes in non-cash working capital:

	For the three months ended March 31, 2026	For the three months ended March 31, 2025
	$	$

Accounts receivable and prepaids	(15,694)	(3,073)
Value-added and other tax receivables	(760)	(7,454)
Inventories	(12,141)	(33,502)
Accounts payable and accrued liabilities	7,619	1,420
Current income and other taxes payable	168,960	27,769
	147,984	(14,840)

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2026
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Other exploration and development:

	For the three months ended March 31, 2026	For the three months ended March 31, 2025
	$	$

Goose Mine, exploration	(6,418)	(2,688)
Masbate Mine, exploration	(408)	(420)
Otjikoto Mine, exploration	(1,295)	(1,831)
Back River Regional, exploration	(1,907)	—
Finland Properties, exploration	(1,089)	(478)
Other	(573)	(179)
	(11,690)	(5,596)

Non-cash investing and financing activities:

	For the three months ended March 31, 2026	For the three months ended March 31, 2025
	$	$

Interest capitalized to construction of qualifying assets	14	16,427
Change in current liabilities relating to deferred financing costs	—	(4,059)
Foreign exchange gain (loss) on Fekola equipment loan facility	479	(730)
Change in current liabilities relating to mining interest expenditures	(600)	13,869

For the three months ended March 31, 2026, the Company paid $31 million of current income tax, withholding and other taxes in cash (2025 - $55 million).

20 Segmented information

The Company’s reportable operating segments include its mining operations and development projects, namely the Fekola, Masbate, Otjikoto and Goose mines. It also includes Fekola Regional properties, which are in the exploration and evaluation stage. The Fekola Regional segment includes the Anaconda Area formerly the three separate Bantako North, Menankoto and Bakolobi permits, now consolidated into one permit called Menankoto and the Dandoko permit. The “Other Mineral Properties” segment consists of the Company’s interests in mineral properties which are at various stages of exploration and evaluation, including the Company's interest in the Gramalote Project, as well as the Company's equity accounted investment in its associates. The “Corporate” segment includes corporate operations. The Company’s segments are summarized in the following tables:

	For the three months ended March 31, 2026
	Fekola Mine	Fekola Regional	Goose Mine	Masbate Mine	Otjikoto Mine	Other Mineral Properties	Corporate	Total
	$	$	$	$	$	$	$	$

External gold revenue	734,850	—	6,387	117,021	155,102	—	145,295	1,158,655
Intersegment gold revenue	—	—	213,140	112,305	—	—	(325,445)	—
Production costs	111,003	—	64,278	29,115	29,442	—	—	233,838
Depreciation & depletion	82,571	155	45,306	22,454	10,783	—	498	161,767
Net income (loss)	203,767	(1,894)	103,246	103,819	61,672	27,850	(292,910)	205,550
Capital expenditures	47,085	15,976	77,093	16,327	8,508	12,692	—	177,681
Total assets	1,661,054	215,916	2,310,649	622,974	330,649	429,222	394,166	5,964,630

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2026
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

	For the three months ended March 31, 2025
	Fekola Mine	Fekola Regional	Goose Project	Masbate Mine	Otjikoto Mine	Other Mineral Properties	Corporate	Total
	$	$	$	$	$	$	$	$

External gold revenue	254,667	—	—	129,393	148,047	—	—	532,107
Production costs	89,025	—	—	38,016	34,953	—	—	161,994
Depreciation & depletion	36,763	136	(3,770)	19,480	36,948	27	564	90,148
Net income (loss)	67,040	744	3,288	36,018	40,048	(4,056)	(80,518)	62,564
Capital expenditures	64,003	3,146	97,500	8,153	5,438	7,473	88	185,801
Total assets	1,454,671	189,411	1,769,750	710,806	338,537	336,463	299,059	5,098,697

The Company’s mining interests are located in the following geographical locations:

	March 31, 2026	December 31, 2025
	$	$
Mining interests
Canada	1,978,018	1,950,116
Mali	1,094,891	1,105,803
Philippines	423,717	431,312
Namibia	132,591	128,392
Colombia	115,813	106,703
Finland	—	37,505
Other	788	506
	3,745,818	3,760,337

21 Commitments

As at March 31, 2026, the Company had the following commitments (in addition to those disclosed elsewhere in these financial statements):
•For payments at the Fekola Mine of $32 million for mobile purchases and rebuilds, and $3 million for other capital expenditures, all of which expected to be incurred in 2026.
•For payments at the Goose Mine of $17 million related to mobile equipment purchases, $10 million related to site infrastructure and civil projects, and $6 million for other capital expenditures, all of which expected to be incurred in 2026.
•For payments at the Masbate Mine of $2 million related to solar plant construction, all of which is expected to be incurred in 2026.
•For payments of $19 million at the Gramalote Project for resettlement programs of which $17 million is expected to be incurred in 2026 and $2 million is expect to be incurred in 2027.